UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For May 15, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


Commercial Consolidators Corp. reported that sales revenues for the fiscal year ending February 28, 2002 increased 15.2%, from the previous year, to C$119.2 million from C$103.5 million reported for the same period in 2001. Net income for the fiscal year ending February 28, 2002 increased 60.9% to C$5.7 million from the C$3.5 million reported for the same period last year.



Copy of the News Release and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Garvis
Guy P. Garvis, Chief Executive Officer
Date:   May 15, 2002







Exhibit 1
News Release
May 15, 2002

COMMERCIAL CONSOLIDATORS CORP. REPORTS UNADUDITED RECORD EARNINGS

TORONTO, ONT, CAN - May 15, 2002 - COMMERCIAL CONSOLIDATORS, CORP.
(AMEX: ZCC), diversified international distributor of business technologies and consumer electronics to North, South and Central America, reported that sales revenues for the fiscal year ending February 28, 2002 increased 15.2%, from the previous year, to C$119.2 million from C$103.5 million reported for the same period in 2001. Net income for the fiscal year ending February 28, 2002 increased 60.9% to C$5.7 million from the C$3.5 million reported for the same period last year.

Fiscal year ending February 28,     2002*               2001
Revenues            C$         119.220.006    C$     103,506,513
Cost of Sales                   94,591,167            83,114,777
                              ------------           -----------
Gross Profit                    24,638,839            20,391,736
----------------------------------------------------------------
Net Income          C$           5,704,024   C$        3,544,502
----------------------------------------------------------------
*Unaudited results - All figures are in Canadian Dollars

"We are extremely pleased by our consistent financial results particularly given the current economic climate," stated Guy Jarvis, CEO of Commercial Consolidators, Corp. "We are grateful to the people within our organization for their efforts. We remain committed to controlled growth as well as to stringent cost management and bottom-line profits."

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Exhibit 2
BC FORM 53-901F
May 15, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

May 15, 2002

ITEM 3	PRESS RELEASE

Issued May 15, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. reported that sales revenues for the fiscal year ending February 28, 2002 increased 15.2%, from the previous year, to C$119.2 million from C$103.5 million reported for the same period in 2001. Net income for the fiscal year ending February 28, 2002 increased 60.9% to C$5.7 million from the C$3.5 million reported for the same period last year.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Garvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 15th day of May 2002.

"Guy P. Garvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


Schedule "A"

TORONTO, ONT, CAN - May 15, 2002 - COMMERCIAL CONSOLIDATORS, CORP.
(AMEX: ZCC), diversified international distributor of business technologies and consumer electronics to North, South and Central America, reported that sales revenues for the fiscal year ending February 28, 2002 increased 15.2%, from the previous year, to C$119.2 million from C$103.5 million reported for the same period in 2001. Net income for the fiscal year ending February 28, 2002 increased 60.9% to C$5.7 million from the C$3.5 million reported for the same period last year.


Fiscal year ending February 28,     2002*               2001
Revenues            C$         119.220.006    C$     103,506,513
Cost of Sales                   94,591,167            83,114,777
                              ------------           -----------
Gross Profit                    24,638,839            20,391,736
----------------------------------------------------------------
Net Income          C$           5,704,024   C$        3,544,502
----------------------------------------------------------------
*Unaudited results - All figures are in Canadian Dollars

"We are extremely pleased by our consistent financial results particularly given the current economic climate," stated Guy Jarvis, CEO of Commercial Consolidators, Corp. "We are grateful to the people within our organization for their efforts. We remain committed to controlled growth as well as to stringent cost management and bottom-line profits."

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer